UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file Number 0-10200

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SEI Capital Accumulation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SEI Investments Company
1 Freedom Valley Drive
Oaks, Pennsylvania 19456

Item 4.	Financial Statements and Exhibits.

a) The following Plan financial statements, schedules and reports are attached hereto:
Reports of Independent Registered Public Accounting Firms
Statements of Net Assets Available for Benefits at December 31, 2013 and 2012
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2013 and 2012
Notes to Financial Statements

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2013

b) Exhibit 23.1 Consent of Independent Registered Public Accounting Firm for report dated June 20, 2014
c) Exhibit 23.2 Consent of Independent Registered Public Accounting Firm for report dated June 21, 2013

SEI Capital Accumulation Plan
Table of Contents
December 31, 2013 and 2012

Page

Reports of Independent Registered Public Accounting Firms	1

Financial Statements

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to the Financial Statements	5

Supplemental Schedule

Form 5500, Schedule H, Line 4(i)* – Schedule of Assets (Held at End of Year)	13

Signature	14

Exhibits

23.1 - Consent of Independent Registered Public Accounting Firm for report dated June 20, 2014	15

23.2 - Consent of Independent Registered Public Accounting Firm for report dated June 21, 2013	16

*
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
SEI Capital Accumulation Plan
We have audited the accompanying statement of net assets available for benefits of the SEI Capital Accumulation Plan (the Plan) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 20, 2014

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
SEI Capital Accumulation Plan

In our opinion, the accompanying statement of net assets available for benefits at December 31, 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012, present fairly, in all material respects, the net assets available for benefits of SEI Capital Accumulation Plan (the “Plan”) at December 31, 2012, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Philadelphia, PA
June 21, 2013

SEI Capital Accumulation Plan
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

Assets	2013	2012
Investments
Investments at fair value	$335,450,736	$266,888,706
Receivables
Employer contributions	75,374	13,291
Participant contributions	135,421	41,532
Notes receivable from participants	3,284,843	2,882,415
Due from broker for securities sold	351,895	20,326
Dividends	160,356	—
Total receivables	4,007,889	2,957,564
Total assets	339,458,625	269,846,270
Liabilities
Due to broker for securities purchased	181,531	20,326
Total liabilities	181,531	20,326
Net assets reflecting investments at fair value	$339,277,094	$269,825,944
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	447,840	(49,202)
Net assets available for benefits	$339,724,934	$269,776,742

See accompanying notes to financial statements.

SEI Capital Accumulation Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2013 and 2012

Additions:	2013	2012
Investment income:
Net appreciation in fair value of investments	$58,859,623	$32,109,462
Dividends	1,066,060	1,463,900
Total investment income	59,925,683	33,573,362

Interest income on notes receivable from participants	154,300	142,019

Contributions:
Participants	14,968,305	13,551,444
Employer	5,726,309	5,181,302
Rollovers	1,691,553	140,764
Total contributions	22,386,167	18,873,510
Total additions	82,466,150	52,588,891

Deductions:
Benefits paid to participants	12,488,379	10,735,117
Administrative expenses	29,579	11,540
Total deductions	12,517,958	10,746,657
Net increase	69,948,192	41,842,234

Net assets available for benefits:
Beginning of year	269,776,742	227,934,508
End of year	$339,724,934	$269,776,742

See accompanying notes to financial statements.

SEI Capital Accumulation Plan
Notes to the Financial Statements
December 31, 2013 and 2012

1.    Plan Description
The following description of the SEI Capital Accumulation Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Any conflict between the description of the Plan contained herein and the actual Plan document shall be resolved in favor of the Plan document.
General
The Plan is a defined contribution plan that was established effective January 1983 by the Board of Directors of SEI Investments Company (the “Company”). The Plan’s sponsor is the Company. The Company amended and restated the Plan effective January 1, 2012.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan provides retirement benefits, including provisions for early retirement and disability benefits, as well as a tax-deferred savings feature.
Contributions
An employee will become eligible to join the Plan after the completion of his or her first hour of employment. Certain employees are not eligible to become participants in the Plan. These employees include: union employees, unless the collective bargaining agreement provides for participation, non-resident aliens with no U.S. source income from the Company, leased employees, and employees classified as interns. Individuals designated by their employer as independent contractors are also excluded from participation in the Plan.
Eligible employees with a hire date on or after April 2, 2007 are automatically enrolled in the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan, which consist of registered investment companies, collective investment trusts and the common stock of the Company. Participants invest in the common stock of the Company through a unitized account consisting of common stock and shares of the SEI Daily Income Trust Prime Obligation Fund in order to maintain a level of liquidity. This unitized account is made available to participants as the SEI Company Stock Fund. A participant-directed brokerage account option is available to allow for investments in non-Company-sponsored registered investment companies.
All Company contributions are discretionary and are made out of available profits of the Company. The Company’s matching contributions are credited to the participant’s matching contribution account. Contributions are subject to certain IRS limitations.
As of January 1, 1995, participants may no longer make post-tax contributions into the Plan; however, they may withdraw previously contributed post-tax amounts at any time.
Participant Accounts
Each participant account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of the Plan’s earnings (losses) thereon. The Company may also make a profit-sharing contribution that will be allocated among eligible participants in the same proportion that each participant’s compensation bears to the aggregate compensation of all participants. These contributions will be credited to the participant’s profit-sharing account.
Vesting
Participants are immediately vested in their contributions to the Plan and all employer contributions credited to their accounts, plus any earnings (losses) thereon.
Payment of Benefits
Amounts in participants’ accounts are distributed in the form of installments, a lump-sum amount, or a combination thereof to participants or their beneficiaries upon termination of employment, retirement, death or total disability.
Notes Receivable from Participants
A participant is eligible for a loan amount not to exceed the lesser of $50,000 or 50 percent of the participant’s account balance (excluding the voluntary post-tax contribution account balance) reduced by the highest outstanding loan balance from the Plan during the preceding 12 months. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear a reasonable rate of interest as determined by the Plan administrator (the "Plan Administrator").

SEI Capital Accumulation Plan
Notes to the Financial Statements
December 31, 2013 and 2012

Terms of the loans range from one to five years, except for loans for the purchase of a primary residence, which can have terms of up to 30 years. Principal and interest are paid ratably through monthly payroll deductions. Participant loans outstanding at December 31, 2013 bear interest ranging from 4.25 percent to 9.00 percent. As of December 31, 2013, participant loan maturity dates ranged from 2014 to 2043.

2.    Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared using the accrual basis of accounting. As described in the accounting guidance issued by the Financial Accounting Standards Board (“FASB”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective investment trust. As required by the accounting guidance, the Statements of Net Assets Available for Benefits present the fair value of the investment in the collective investment trust as well as the adjustment of the investment in the collective investment trust from fair value to contract value relating to the investment contracts at December 31, 2013 and 2012. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value (see Note 4). Shares of registered investment companies are reported at their stated net asset value ("NAV") per share. Shares of collective investment trusts are valued based upon the NAV of units owned. Common stock of the Company is valued at market value. The Plan holds shares of a collective investment trust that has investments in fully benefit-responsive investment contracts. For purposes of the Statement of Net Assets Available for Benefits, this collective investment trust is stated at fair value. As provided in the applicable accounting guidance, an investment contract is generally required to be reported at fair value, rather than contract value, to the extent it is fully benefit-responsive.
Purchases and sales of securities are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Dividends earned are reinvested into additional shares of the respective fund. Interest income is accrued as earned.
The Plan presents, in the accompanying Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of its investments, which consists of realized gains and losses, and the change in the unrealized appreciation or depreciation of those investments during the Plan year.
Expenses of the Plan
All administrative costs of the Plan, with the exception of loan fees and fees related to investments in the participant-directed brokerage account, are paid by the Company.
Notes Receivable from Participants
The Plan classifies participant loans as Notes receivable from participants in the Statements of Net Assets Available for Benefits and measures them at their unpaid principal balance plus any accrued but unpaid interest.
Payment of Benefits
Benefits are recorded when paid.
Reclassifications
Certain prior year amounts have been reclassified to conform to current year presentation.

SEI Capital Accumulation Plan
Notes to the Financial Statements
December 31, 2013 and 2012

3.    Investments
The fair values of individual assets that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2013 and 2012 are as follows:

2013
PIMCO Stable Income Fund	$23,112,483
SEI Target Date Collective Trust – Target Date 2025	18,593,405
SEI Target Date Collective Trust – Target Date 2030	20,769,251
SEI Target Date Collective Trust – Target Date 2035	18,295,129
SEI Core Strategies Collective Trust – SEI Large Cap Fund	72,123,714
SEI Core Strategies Collective Trust – SEI Small Cap Fund	37,408,884
SEI Core Strategies Collective Trust – SEI World Equity ex-US Fund	25,570,967
SEI Investments Company Common Stock	25,141,568

2012
PIMCO Stable Income Fund	$16,435,250
SEI Target Date Collective Trust – Target Date 2025	14,940,904
SEI Target Date Collective Trust – Target Date 2030	16,824,531
SEI Core Strategies Collective Trust – SEI Large Cap Fund	55,730,452
SEI Core Strategies Collective Trust – SEI Small Cap Fund	27,913,457
SEI Core Strategies Collective Trust – SEI World Equity ex-US Fund	21,275,870
SEI Investments Company Common Stock	18,499,564

For the years ended December 31, 2013 and 2012, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in fair value as follows:

	2013	2012
Collective investment trusts	$48,876,090	$25,264,842
Registered investment companies	1,331,667	1,771,348
Common stock of the Company	8,651,866	5,073,272
Net appreciation in fair value of investments	$58,859,623	$32,109,462

4.    Fair Value Measurements
The fair value of the Plan’s investments are determined in accordance with a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.
The fair value measurement level of the investment within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy:
Registered investment companies
The registered investment companies are valued at NAV in an exchange and active market, which represents the net asset values of shares held by the Plan at year-end. All of the Plan’s investments in registered investment companies are classified as Level 1 investments.

SEI Capital Accumulation Plan
Notes to the Financial Statements
December 31, 2013 and 2012

Collective investment trusts
Collective investment trusts are composed of non-benefit-responsive investment funds that invest in open-end mutual funds and collective investment trusts that have investments in fully benefit-responsive investment contracts. The Plan’s investments in the non-benefit-responsive investment funds are valued based upon the NAV of units owned by the Plan at year-end. The fair value of the Plan’s investments is based on the NAVs of the underlying open-end mutual funds. The fair value of the Plan’s interest in the collective investment trusts that have investments in fully benefit-responsive investment contracts is determined using the market price of the underlying securities and the value of the investment contracts. The Plan’s interest in these collective investment trusts is valued based on information reported by the investment advisor using the audited financial statements of the common collective trust at year-end. The Plan’s investments in collective investment trusts are classified as Level 2 investments.
Common stock
The Plan’s investment in common stock of the Company is held in a unitized account made available to participants as the SEI Company Stock Fund and is stated at fair value as quoted on a recognized securities exchange. The Company’s common stock is valued at the last reported sales price on the last business day of the Plan year. The Plan’s investment in common stock is classified as a Level 1 investment.
The Plan had no investments classified as Level 3 investments at December 31, 2013 or 2012. There were no transfers of investments between levels within the fair value hierarchy during 2013.
The measurement methods as described above may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used as of December 31, 2013.
As of December 31, 2013, the Plan’s investments measured at fair value on a recurring basis were as follows:

Investments	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Registered investment companies:
Fixed income funds	$13,474,856	$13,474,856	$—
Equity funds	8,675,139	8,675,139	—
Money market funds	1,186,874	1,186,874	—
Participant-directed brokerage account (1)	7,291,706	7,291,706	—
Collective investment trusts	279,680,593	—	279,680,593
Common stock of the Company	25,141,568	25,141,568	—
Total investments	$335,450,736	$55,770,143	$279,680,593
(1) Underlying investments in the participant-directed brokerage account consist of registered investment company mutual funds.

SEI Capital Accumulation Plan
Notes to the Financial Statements
December 31, 2013 and 2012

As of December 31, 2012, the Plan’s investments measured at fair value on a recurring basis were as follows:

Investments	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Registered investment companies:
Fixed income funds	$14,311,166	$14,311,166	$—
Equity funds	5,640,250	5,640,250	—
Money market funds	874,314	874,314	—
Participant-directed brokerage account (1)	4,936,945	4,936,945	—
Collective investment trusts	222,626,467	—	222,626,467
Common stock of the Company	18,499,564	18,499,564	—
Total investments	$266,888,706	$44,262,239	$222,626,467
(1) Underlying investments in the participant-directed brokerage account consist of registered investment company mutual funds.
In accordance with the guidance for fair value measurements in certain entities that calculate NAV per unit, the following table summarizes the Plan's investments as of December 31, 2013 measured at fair value based on NAV per unit:

Investments	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
PIMCO Stable Income Fund	$23,112,483	N/A	Daily	N/A
SEI Core Strategies Collective Trust
SEI Core Fixed Income Fund	11,394,256	N/A	Daily	N/A
SEI Large Cap Fund	72,123,714	N/A	Daily	N/A
SEI Small Cap Fund	37,408,884	N/A	Daily	N/A
SEI World Equity ex-US Fund	25,570,967	N/A	Daily	N/A
SEI Target Date Collective Trust
SEI Retirement Income Fund	750,628	N/A	Daily	N/A
SEI Target Date 2010 Fund	3,004,371	N/A	Daily	N/A
SEI Target Date 2015 Fund	6,567,784	N/A	Daily	N/A
SEI Target Date 2020 Fund	11,802,143	N/A	Daily	N/A
SEI Target Date 2025 Fund	18,593,405	N/A	Daily	N/A
SEI Target Date 2030 Fund	20,769,251	N/A	Daily	N/A
SEI Target Date 2035 Fund	18,295,129	N/A	Daily	N/A
SEI Target Date 2040 Fund	13,335,385	N/A	Daily	N/A
SEI Target Date 2045 Fund	7,827,945	N/A	Daily	N/A
SEI Target Date 2050 Fund	9,124,248	N/A	Daily	N/A
Total	$279,680,593

SEI Capital Accumulation Plan
Notes to the Financial Statements
December 31, 2013 and 2012

As of December 31, 2012, the Plan’s investments measured at fair value based on NAV per unit were as follows:

Investments	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
PIMCO Stable Income Fund	$16,435,250	N/A	Daily	N/A
SEI Core Strategies Collective Trust
SEI Core Fixed Income Fund	13,005,503	N/A	Daily	N/A
SEI Large Cap Fund	55,730,452	N/A	Daily	N/A
SEI Small Cap Fund	27,913,457	N/A	Daily	N/A
SEI World Equity ex-US Fund	21,275,870	N/A	Daily	N/A
SEI Target Date Collective Trust
SEI Retirement Income Fund	1,682,720	N/A	Daily	N/A
SEI Target Date 2010 Fund	3,254,807	N/A	Daily	N/A
SEI Target Date 2015 Fund	6,330,019	N/A	Daily	N/A
SEI Target Date 2020 Fund	10,597,874	N/A	Daily	N/A
SEI Target Date 2025 Fund	14,940,904	N/A	Daily	N/A
SEI Target Date 2030 Fund	16,824,531	N/A	Daily	N/A
SEI Target Date 2035 Fund	13,166,686	N/A	Daily	N/A
SEI Target Date 2040 Fund	10,019,312	N/A	Daily	N/A
SEI Target Date 2045 Fund	5,606,486	N/A	Daily	N/A
SEI Target Date 2050 Fund	5,842,596	N/A	Daily	N/A
Total	$222,626,467

5.    Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2013 and 2012 to Form 5500:

	2013	2012
Net Assets Available for Benefits per the financial statements	$339,724,934	$269,776,742
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(447,840)	49,202
Net Assets Available for Benefits per the Form 5500	$339,277,094	$269,825,944
The following is a reconciliation of Total additions per the financial statements to the Form 5500 for the years ended December 31, 2013 and 2012:

	2013	2012
Total additions per the financial statements	$82,466,150	$52,588,891
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(497,042)	(28,569)
Total income per the Form 5500	$81,969,108	$52,560,322

6.    Tax Status
The Internal Revenue Service issued a determination letter, dated July 19, 2012, stating that the Plan is designed in accordance with applicable Internal Revenue Code (“IRC”) requirements as of that date. The Plan has subsequently been amended since receiving the determination letter. However, the Plan Administrator and the Company’s management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely

SEI Capital Accumulation Plan
Notes to the Financial Statements
December 31, 2013 and 2012

than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for plan years prior to 2010.

7.    Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of whole or partial termination of the Plan, each participant shall receive a total distribution of his or her account.

8.    Related Party Transactions
SEI Private Trust Company (“SPTC”), a wholly-owned subsidiary of the Company, serves as the Trustee and Custodian to the Plan through a formal agreement with the Company. SPTC earns an annual fee based upon a percentage of the average net assets in the Plan. The calculated fees earned by SPTC related to the Plan were not significant in 2013 and 2012. On April 1, 2014, SPTC resigned as Trustee and Custodian to the Plan and the Plan Administrator appointed Wells Fargo Bank, N.A. as successor Trustee and Custodian through a formal agreement with the Company.
SEI Global Services, Inc. (“SGSI”), a wholly-owned subsidiary of the Company, serves as the Recordkeeper to the Plan through a formal agreement with the Company. SGSI earns an annual fee based upon a contractual fee schedule for the provision of recordkeeping services. During 2013 and 2012, SGSI earned $29,579 and $11,540, respectively, in fees related to this agreement. On April 1, 2014, the Company amended the agreement with SGSI and assigned SGSI's rights, duties and obligations under the agreement to Wells Fargo Bank, N.A.
All investments of the Plan, except for investments in the participant-directed brokerage account and the PIMCO Stable Income Fund, are in registered investment companies and collective investment trusts sponsored by the Company and common stock of the Company; therefore, these investments and transactions qualify as party-in-interest transactions. The registered investment companies and collective investment trusts investment options pay aggregate advisory, administration and trustee fees to the Company at rates between 0.20 percent and 1.36 percent of the average net assets of the funds. Purchases and sales of SEI Investments Company common stock during 2013 totaled $352,352 and $2,288,734, respectively. The market values of SEI Investments Company common stock were $25,141,568 and $18,499,564 at December 31, 2013 and 2012, respectively. The Plan held 723,915 and 792,612 shares of SEI Investments Company common stock at December 31, 2013 and 2012, respectively. These party-in-interest transactions meet one or more prohibited transaction exemptions applicable to the transaction.
SEI Trust Company (“STC”), a wholly-owned subsidiary of the Company, provides trustee services to the SEI Core Strategies Collective Trust, the SEI Target Date Collective Trust and the PIMCO Stable Income Fund. SEI Investments Distribution Co. (“SIDCO”), SEI Investments Management Corporation (“SIMC”) and SEI Institutional Transfer Agent, Inc. (“SITA”), also wholly-owned subsidiaries of the Company, in their capacity as distributor, manager and transfer agent of the Company-sponsored registered investment companies available in the Plan, provide distribution, investment advisory, administration and transfer agency services, either directly or through their subsidiaries, to the funds.

9.    Risks and Uncertainties
The Plan provides for various investment options including the Company’s common stock, registered investment companies and collective investment trusts that invest in stocks, bonds, fixed-income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

SEI Capital Accumulation Plan
Notes to the Financial Statements
December 31, 2013 and 2012

10.    Subsequent Events
Management has evaluated the events and transactions that have occurred through the date the financial statements were available for issuance and noted no items requiring adjustment of the financial statements or additional disclosures.

Supplemental Schedule
SEI Capital Accumulation Plan
Schedule H (Form 5500), Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2013

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Common/Collective Trust:
*	PIMCO Collective Investment Trust II	PIMCO Stable Income Fund	**	$23,112,483
*	SEI Core Strategies Collective Trust	SEI Core Fixed Income Fund	**	11,394,256
		SEI Large Cap Fund	**	72,123,714
		SEI Small Cap Fund	**	37,408,884
		SEI World Equity ex-US Fund	**	25,570,967
*	SEI Target Date Collective Trust	SEI Retirement Income Fund	**	750,628
		SEI Target Date 2010 Fund	**	3,004,371
		SEI Target Date 2015 Fund	**	6,567,784
		SEI Target Date 2020 Fund	**	11,802,143
		SEI Target Date 2025 Fund	**	18,593,405
		SEI Target Date 2030 Fund	**	20,769,251
		SEI Target Date 2035 Fund	**	18,295,129
		SEI Target Date 2040 Fund	**	13,335,385
		SEI Target Date 2045 Fund	**	7,827,945
		SEI Target Date 2050 Fund	**	9,124,248
	Mutual Funds:
*	SEI Institutional Managed Trust	U.S. Managed Volatility Fund	**	8,675,139
		High Yield Bond Fund	**	7,306,672
		Real Return Fund	**	605,315
*	SEI Institutional International Trust	Emerging Markets Debt Fund	**	5,562,869
*	SEI Daily Income Trust	Prime Obligation Fund	**	1,186,874
	Other Mutual Funds	Participant-Directed Brokerage Account Mutual Fund Window	**	7,291,706
	Common Stock:
*	SEI Investments Company	Common Stock, $.01 par value per share	**	25,141,568

*	Participant loans	Interest rates range from 4.25% to 9.00% with maturity dates from 2014 to 2043	—	3,284,843
				$338,735,579

*	Party-in-interest

**	Historical cost information is not required for participant directed investments.
See accompanying Report of Independent Registered Public Accounting Firm.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

SEI Capital Accumulation Plan

Date:	June 20, 2014	By:	/s/ Dennis J. McGonigle
Dennis J. McGonigle
Chief Financial Officer